PRESS NOTE

UNITED COLORS OF BENETTON.

Ponzano, 8th April 2004 – In relation to the press release concerning Benetton Group financial results, distributed 30th March 2004, the expression incorrectly translated from Italian as "…gross operating income and income from operations are expected to be substantially in line with 2003" should instead read "…gross operating and operating margins are expected to be substantially in line with 2003."

For further information: +39 0422-519036
www.benetton.com/press